FORM 6-K



                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549



                            REPORT OF FOREIGN ISSUER

                    PURSUANT TO RULE 13A-16 OR 15D-16 OF THE
                         SECURITIES EXCHANGE ACT OF 1934




                               FOR MARCH 20, 2003




                            DESWELL INDUSTRIES, INC.
                         (Registrant's name in English)




                  Unit 516 517, Hong Leong Industrial Complex,
                       No. 4 Wang Kwong Road, Kowloon Bay,
                               Kowloon, Hong Kong
                    (Address of principal executive offices)






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DESWELL


                                               CONTACT:
                                               John G. Nesbett/David K. Waldman
                                               Lippert/Heilshorn & Associates
                                               212-838-3777, ext. 6631
                                               e-mail: jnesbett@lhai.com



                DESWELL INDUSTRIES INC. EXPANDS DONGGUAN FACILITY

HONG KONG (March 20, 2003) - Deswell Industries, Inc. (Nasdaq: DSWL) today announced the further expansion of its plastic injection molding operation in Dongguan, China. The company purchased an additional four sets of Nissin high-precision double injection molding machines, which will be installed by mid-July 2003. The company also purchased one Mitsubishi injection-molding machine with a clamping force of 650 tons, which was installed earlier this month. The machines cost approximately $1.0 million in total. Together with the 14 sets purchased in September 2000, the double injection division will have 18 sets of double injection machines. Two of the new sets will be used for a new customer in the baby-products market.

Mr. Richard Lau, chief executive officer of Deswell, said, "This investment will expand our capacity and help us meet the growing demand from both new and existing customers. Double injection molding enables Deswell to efficiently produce different combinations of plastic parts, such as key caps for organizers, calculators, and telephones; housings for telecommunication products; and knobs and switches for audio and video products. With our new Dongguan plant nearly complete, we look forward to realizing the benefits of these investments."

Deswell manufactures injection-molded plastic parts and components, electronic products and subassemblies, and metallic products for original equipment manufacturers ("OEMs") and contract manufacturers at its factories in the People's Republic of China. The Company produces a wide variety of plastic parts and components used in the manufacture of consumer and industrial products; printed circuit board assemblies using surface mount ("SMT"), and pin-through-hole ("PHT") interconnection technologies; and finished products such as telephones, telephone answering machines, sophisticated studio-quality audio equipment and computer peripherals. The Company's customers include Kyocera Mita Industrial Co. (H.K.) Limited, Epson Precision (H.K.) Ltd., Inter-Tel Incorporated, Digidesign, Inc., Vtech Telecommunications Ltd., Peavey Electronics Corporation and Emerson.

To learn more about Deswell Industries, Inc., please visit the Company's web site at www.deswell.com.



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         Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.



                                             For and on behalf of
                                             Deswell Industries, Inc.




                                             By:_________/s/____________
                                             Richard Lau
                                             Chief Executive Officer

Date: March 26, 2003